

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Zhao Chunfu
Vice General Manager, Secretary, and Director
China Linen Textile Industry, Ltd.
Chengdong Street
Lanxi County
Heilongjiang Province
People's Republic of China

>   **Re: China Linen Textile Industry, Ltd.**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed February 9, 2011**
>   **File No. 333-171239**

Dear Mr. Zhao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note several disclosures throughout the prospectus that present information as of December 9, 2010 or January 13, 2011. For each future amendment of the registration statement, please update such disclosures to present such information as of a more recent practicable date.

Forepart of Registration Statement

2. We note that you decreased the amount of ordinary shares to be registered and, accordingly, decreased the proposed maximum aggregate offering price. Because you filed the initial registration statement on December 17, 2010 and did not increase the proposed maximum aggregate offering price in amendment no. 1 to the registration statement, the amount of registration fee due on the proposed maximum aggregate

offering price should be calculated based on the fee rate in effect when you filed the initial registration statement on December 17, 2010, which was $71.30 per million dollars. You may indicate, if correct, that such amount was previously paid. Please revise accordingly. Additionally, please delete the reference to Rule 457(g) because such rule does not apply to the offering of the ordinary shares.

Outside Cover Page of Prospectus

3. We note your response to comment 61 in our letter dated January 14, 2011. Please tell us whether you have sold any Ordinary Shares or intend to sell Ordinary Shares prior to the effectiveness of the registration statement. If you have sold or intend to sell the Ordinary Shares prior to the date of effectiveness of the registration statement, then please provide us with your analysis of how you intend to comply with Securities Act Section 5 with respect to the offering contemplated by the registration statement. If you have not sold any Ordinary Shares, and do not intend to sell any Ordinary Shares until after the effectiveness of the registration statement, then please revise your disclosure accordingly, and disclose the types of prices at which you intend to sell the Ordinary Shares. Please also make a corresponding revision in "Plan of Distribution" on page 95.

4. We note your response to comment 8 in our letter dated January 14, 2011. Because you are an ineligible issuer, as defined in Securities Act Rule 405, you may not use a free writing prospectus in connection with the offering contemplated by the registration statement. Please confirm to us your understanding of this requirement and remove the references to free writing prospectuses. See Securities Act Rule 164.

5. The outside front cover page of the prospectus should disclose the date of the prospectus. Accordingly, please move the placeholder for the date of the prospectus, currently at the top of page 4, to the outside front cover page of the prospectus. See Item 501(b)(9) of Regulation S-K.

Summary, page 4

Overview, page 4

6. We note your response to comment 10 in our letter dated January 14, 2011. Please also disclose here, in "—Corporate Structure" and in "Business—Organizational Structure" that Gabriele Sanesi has also granted to Gao Ren an irrevocable right to exercise Mr. Sanesi's rights as shareholder and director of Creation International Development Investments Limited. In addition, please briefly disclose the "terms and conditions" pursuant to which Mr. Gao may acquire the shares of Creation.

Risk Factors, page 11

7. We note that the opinion of your U.S. tax counsel does not provide a "will" level of comfort. Accordingly, please consider whether it is appropriate to add a risk factor discussing any uncertainty associated with the application of U.S. tax laws that may have a material impact on investors.

Selected Financial Data, page 31

8. We note your response to comment 12 in our letter dated January 14, 2011. Please present the information requested by Item 3.B of Form 20-F in a tabular format on both an actual basis and as adjusted basis, to reflect the offering contemplated by the registration statement. The capitalization table should show readers the types of stockholders' equity, including its individual components, and indebtedness that contribute to your total capitalization.

9. Please tell us what services Mid-Continental Securities Corp. provided to Lanxi Sunrise under the 2007 Advisory Agreement.

Exchange Rate Information, page 33

10. Please update the disclosure for exchange rates between the Renminbi and the U.S. Dollar to present exchange rates as of the latest practicable date and for the past six months. See Item 3.A.3 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Capital Expenditures and Divestitures, page 37

11. We note your response to comment 34 in our letter dated January 14, 2011. Please disclose the amount that you have invested in additions to your fixed assets from January 1, 2008 through the date of the registration statement. See Item 4.A.5 of Form 20-F.

12. We note your statement that "no capital divestitures occurred" through September 30, 2010, as well as your reference to "divestitures currently in progress." If you have divestitures currently in progress, please update the former statement accordingly.

Liquidity and Capital Resources, page 41

13. We note your response to comment 27 in our letter dated January 14, 2011. Please disclose your intentions of replacing the sources of liquidity provided by the loans from the Agricultural Bank of China once such loans mature. If you do not reasonably believe that you will be able to renew such loans or obtain loans for similar amounts, then please

disclose how you intend to finance your working capital needs without the same level of funding provided by your current loans. Additionally, if you do not reasonably believe that the loans will be renewed, or that new loans will be obtained, on terms as favorable, or substantially as favorable, to you as your current loans, then please disclose any material impact on your liquidity and results of operations resulting from the new terms. See Item Item 5.D to Form 20-F.

Trend Information, page 47

14. We note your response to comment 32 in our letter dated January 14, 2011. Item 5.D of Form 20-F requires a discussion of all trends that are reasonably likely to have a material effect on your results of operations, whether or not the effect is adverse to you. Accordingly, please clarify whether you believe the expected decrease in raw material prices will have a material effect on your results of operations. Additionally, we note that you cite, on page 11, weather, plantings, government farm programs and policies, and market demand as the market factors that affect flax prices. Please discuss, in "Business—Raw Materials" on page 58, what changes in these factors cause you to believe that future raw material prices will be lower.

Business, page 52

Employees, page 66

15. We note your response to comment 38 in our letter dated January 14, 2011. Please disclose the number of employees as of December 31, 2010. See Item 6.D of Form 20-F.

Compensation, page 70

16. Please update the disclosure required by Item 6.B of Form 20-F for your most recently completed fiscal year.

Selling Stockholders, page 74

17. Please clarify the statement in the fourth paragraph, first sentence of this section that "this prospectus generally covers the resale of 83% of the sum of number of Ordinary Shares issuable upon conversion and/or of the convertible notes as of the Trading Day immediately preceding the date the registration statement is initially filed…" Please note that the registration statement registers only 3,824,589 Ordinary Shares and does not register any convertible notes.

18. The sum of the shares in the fourth column is 3,824,590. However, the registration statement is registering only 3,824,589 shares. Please reduce the number of shares in the fourth column to equal the number of shares being registered by the registration statement.

19. We note your response to comment 46 on our letter dated January 14, 2011. Please tell us whether each selling stockholder who you have identified as an affiliate of a registered broker-dealer (i) purchased the 7.5% notes from you in the ordinary course of business and (ii) at the time of such purchase, such selling stockholder had any agreement or understanding, directly or indirectly, with any person to distribute the 7.5% or the Ordinary Shares underlying the 7.5% notes. We may have additional comments upon review of your response.

Certain Relationships and Related Party Transactions, page 79

20. We note your response to comment 49 in our letter dated January 14, 2011. Please disclose your related party transaction information for the period from January 1, 2008 through the date of the registration statement. See Item 7.B of Form 20-F. In addition, please describe how each of Songyuan Qianan Sunshine Linen Co., Ltd. and Harbin Sunshine is a related party of the company.

Description of Share Capital, page 81

General, page 81

21. We note your statement that "the shares that are the subject of this offering or any future offering or trading will be considered to have been validly issued pursuant to our amended and restated memorandum and articles of association once the issuance has been duly authorized and once our register of members has been updated to reflect their issuance." This is a legal conclusion that you are not qualified to make. Please delete the statement. Alternatively, if you intended to say that the shares that are the subject of this offering cannot be considered to be validly issued unless, among other things, the register of members has been updated to reflect their issuance, please revise the statement accordingly, and indicate when you will update the register of members in connection with this resale, for example immediately after effectiveness of this registration statement.

Description of Share Capital, page 81

22. We note your new disclosure regarding the Companies law and the register of members. We also note that counsel will opine on whether the shares will have been legally issued. Therefore, please revise your disclosure to as follows:

- Discuss any procedures and timing required to make appropriate entries;

- Make clear in the registration statement that the company will perform the procedures necessary to register the shares in the register of members;

- Disclose whether approval by the authorities in the Cayman Islands is required or whether this is an administrative undertaking;

- Make clear whether shareholders have any recourse or process by which plain errors may be corrected or the Company required to correct its Register of Members; and

- If there are any material risks to this process, please consider including appropriate disclosure in the risk factors section.

Shares Eligible for Future Sale, page 83

23. We note that you disclose on page 10 that there will be 25,047,071 shares outstanding after the offering assuming conversion of all of the notes, but you disclose here that there will be 25,037,071 such shares. Please reconcile the contradicting disclosures.

Taxation, page 85

24. We note that the tax opinions filed as Exhibits 8.1 and 8.3 are short-form tax opinions. Accordingly, please disclose that the statements in the subsection "People's Republic of China Taxation" constitute the opinion of Deheng Law Offices and the statements in the subsection "United Stated Federal Income Taxation" constitute the opinion of Windes & McClaughry Accountancy Corporation.

Passive Foreign Investment Company Rules, page 91

25. We note your response to comment 57 in our letter dated January 14, 2011. Please tell us how you have complied with the fourth bullet in such comment.

Item 7. Recent Sales of Unregistered Securities, page 99

26. We note your response to comment 65 in our letter dated January 14, 2011. It does not appear that you included the disclosure that there were 23 investors that purchased the notes in amendment no. 1 to the registration statement. Please include such disclosure in the next amendment to the registration statement.

27. In addition, we understand that the shares issued to Mr. Qi, HCI and Mr. Monticelli were issued in consideration for services rendered. However, please revise to disclose the value of the services that you received in consideration for each stock issuance, or the value of the stock that was issued to each of Mr. Qi, HCI and Mr. Monticelli in consideration for their services. Refer to Item 701(c) of Regulation S-K.

Exhibit Index, page 105

28. Please add to the Exhibit Index the consents provided by the entities that have provided the opinions filed as Exhibits 8.1, 8.2 and 8.3 and indicate, if correct, that such consents are included in the opinions filed as Exhibits 8.1, 8.2 and 8.3, respectively. See Item 601(b)(23)(i) of Regulation S-K.

29. Please file as an exhibit the agreement between Mr. Gao and Creation dated April 15, 2010, or tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

30. We note that the opinion filed as Exhibit 5.1 is not dated. Please file a dated opinion before requesting acceleration of effectiveness of the registration statement.

31. Please revise the number of ordinary shares covered by the opinion to match the number of ordinary shares being registered by the registration statement.

Exhibit 8.1

32. Please revise the number of ordinary shares covered by the opinion to match the number of ordinary shares being registered by the registration statement.

33. The opinion must speak as of the date of effectiveness of the registration statement. Accordingly, please delete the limitations contained in the seventh paragraph of the opinion, or re-file the opinion on the day the registration statement goes effective and date the opinion as of such date.

34. Counsel may limit reliance on its opinion to the offering contemplated by the registration statement, but counsel may not limit reliance to just the issuer. We note that counsel provides an exception to "persons entitled to rely on [its opinion] pursuant to applicable provisions of federal securities law." However, because reliance by such persons is the general rule and not the exception, please revise to delete any limitation on reliance by only the issuer.

35. Counsel should also consent to the discussion of its opinion in the prospectus. Please revise accordingly.

36. Counsel's signature should be in typed format. Please revise accordingly. See Rule 302(a) of Regulation S-T.

37. Please revise the fifth paragraph to delete the word "that" in the phrase "subject to the limitations set forth in the F-1 Registration Statement, that the statements of law or

conclusions in the F-1 Registration. . . constitute our opinion…" in order to clarify your opinion.

Exhibit 8.2

38. Please revise the number of ordinary shares covered by the opinion to match the number of ordinary shares being registered by the registration statement.

39. Counsel's assumption (a) is too broad with respect to the registration statement because it is opining on the statements in the "Taxation—Cayman Islands Taxation" section of the prospectus included in the registration statement. Accordingly, counsel may not assume that the statements in such section are accurate and complete. Please revise accordingly.

40. Counsel's assumption (b) is too broad with respect the registration statement. Counsel should examine the copy of the registration statement filed on EDGAR and base its opinion on such copy. Please revise accordingly.

41. The opinion must speak as of the date of effectiveness of the registration statement. Accordingly, please delete the limitations contained in reservation (a) and in the last paragraph of the opinion, or re-file the opinion on the day the registration statement goes effective and date the opinion as of such date.

42. Counsel's signature should be in typed format. Please revise accordingly. See Rule 302(a) of Regulation S-T.

Exhibit 8.3

43. The opinion must speak as of the date of effectiveness of the registration statement. Accordingly, please delete the limitations contained in the fourth and seventh paragraphs of the opinion, or re-file the opinion on the day the registration statement goes effective and date the opinion as of such date.

44. Please delete counsel's assumption in subparagraph (i) that the persons signing the Documents had the legal authority to do so. Such assumption is inappropriate.

45. Please revise the opinion to state, if correct, that the statements in the "Taxation—People's Republic of China Taxation" section of the prospectus constitute counsel's opinion.

46. Counsel may not limit reliance on its opinion to the entity to whom the opinion is addressed. Accordingly, please delete the limitation contained in the eighth paragraph of the opinion.

47. In accordance with comment 24, counsel should also consent to being named in the registration statement and to the discussion of its opinion in the prospectus. Please revise accordingly.

48. Counsel's signature should be in typed format. Please revise accordingly. See Rule 302(a) of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director

cc: Benjamin Tan
        Sichenzia Ross Friedman Ference LLP